FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2016

Commission File Number: 001-37724

Endesa Américas S.A.

Endesa Américas S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT
Endesa Américas S.A.
Securities Registration Record  No. 1138

Santiago, April 14, 2016

Ger. Gen. N°7/2016.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.:   Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under the Securities Market Law Nº 18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Endesa Américas S.A. (“Endesa Américas” or the “Company”), I hereby inform you about the following significant events:

The Board of Directors’ Meeting of Endesa Américas held today, has agreed the following:

1.       To announce that, on April 13, 2016, the Superintendence of Securities and Insurance (Superintendencia de Valores y Seguros, “SVS”) proceeded to record Endesa Américas and its shares in the Securities Registry, according to a certificate issued by this entity, and that it has made the respective listings in the Santiago Stock Exchange, the Valparaíso Stock Exchange, the Chile Electronic Stock Exchange and the New York Stock Exchange of United States of America, all in accordance with the decision made at the Extraordinary Shareholders’ Meeting of Empresa Nacional de Electricidad S.A. (“Endesa Chile”) held on December 18, 2015. Therefore, the shares of the divided equity of Endesa Américas should be distributed free of any payment to the shareholders of Endesa Chile entitled to receive them.

2.       The Board of Directors of Endesa Américas agreed to carry out the distribution and delivery of a total of 8,201,754,580 shares issued by Endesa Américas, all nominative, of a unique and single series and without nominal value, on April 21, 2016, to the shareholders of Endesa Chile that were listed in its shareholders’ registry at the midnight of the day before April 21, 2016.

3.       This distribution to the shareholders of Endesa Chile will be carried out by delivering one (1) share of Endesa Américas for each share of Endesa Chile that will be registered under its name in the registry at the midnight of the day before April 21, 2016. From April 21, 2016 onwards, the shares issued by Endesa Américas may be officially quoted in the stock markets aforementioned.

4.       Representative titles of the shares in Endesa Américas will be available for shareholders of Endesa Chile to be withdrawn on April 21, 2016 at the Equity Department of Endesa Américas at DCV Registros S.A. offices, located in Huérfanos 770, 22nd floor, Santiago, Monday to Thursday from 9:00 am to 5:00 pm, and Friday from 9:00 am to 4:00 pm.

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.:      Banco Central de Chile (Central Bank of Chile)

             Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA AMÉRICAS S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: April 14, 2016